SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Presents 2018 Results under IFRS 16- “Leases”

Monterrey, Mexico, April 5, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “The Company”) (NYSE: FMX; BMV: FEMSAUBD) presents a best efforts retroactive estimation of the effect that the adoption of the International Financial Reporting Standards (IFRS) 16 - “Leases” would have had on the 2018 financial results of the Company. This exercise was performed to provide investors and other market participants an estimated base reflecting the significant effects of the IFRS in the Proximity, Health and Fuel Divisions of FEMSA Comercio. IFRS 16 has a material effect in the Financial Statements of the Company, particularly on the aforementioned divisions, due to the number of existing leases at January 1, 2019, the IFRS adoption date.

The information in this document is not audited but is based on the 2018 audited reported results, adjusted by the impact related to IFRS 16 if the Company would have adopted IFRS 16 at January 1, 2018. We used our best reasonable estimates to replicate the dispositions of the adoption, considering the conditions of 2018 during each period.

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This report may contain certain statements about the expectations with respect to the development of FEMSA and should be considered as best effort estimates made by the Company. These statements reflect the management’s opinions based on current available information.

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry, it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, FEMSA provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

Five pages of tables are included as appendices

April 5, 2019

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the twelve months of:
	2018			2018
	As Reported	% of rev.	Adj. (A)	IFRS 16 (A)	% of rev.
Total revenues	469,744	100.0		469,744	100.0
Cost of sales	294,574	62.7	(135)	294,439	62.7	(B)
Gross profit	175,170	37.3	135	175,305	37.3	(B)
Administrative expenses	17,313	3.7	(53)	17,260	3.7	(B)
Selling expenses	114,573	24.4	(2,429)	112,144	23.9	(B)
Other operating expenses (income), net (1)	1,708	0.4		1,708	0.4
Income from operations(2)	41,576	8.9	2,617	44,193	9.4	(B)
Other non-operating expenses (income)	874			874
Interest expense	9,825		4,315	14,140		(C)
Interest income	2,832			2,832
Interest expense, net	6,993		4,315	11,308		(C)
Foreign exchange loss (gain)	248		(14)	234		(D)
Other financial expenses (income), net.	139			139
Financing expenses, net	7,380		4,301	11,681		(C) (D)

Income before income tax and participation in associates results	33,322		(1,684)	31,638		(B) (C) (D)
Income tax	10,169		(515)	9,654		(E)
Participation in associates results(3)	6,560		-	6,560
Net income from continuing operations	29,713		(1,168)	28,545		(B) (C) (D) (E)
Net income from discontinued operations	3,366		-	3,366
Net consolidated income	33,079		(1,168)	31,911
Net majority income	23,990		(1,098)	22,891
Net minority income	9,089		(70)	9,019

Operative Cash Flow & CAPEX	2018 As Reported	% of rev.	Adj. (A)	2018 IFRS 16	% of rev.
Income from operations	41,576	8.9	2,617	44,193	9.4	(B)
Depreciation	14,698	3.1	7,562	22,260	4.7	(F)
Amortization & other non-cash charges	4,184	0.9		4,184	0.9
Operative Cash Flow (EBITDA)	60,458	12.9	10,179	70,637	15.0	(B) (F)
CAPEX	24,266			24,266

(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3)	Mainly represents the equity method participation in Heineken´s results, net.

(A)	Unaudited consolidated financial information.
(B)	Elimination of lease payment expense, partially offset by depreciation of right-of-use asset.
(C)	Interest expense related to lease liability.
(D)	Foreign Exchange gains or losses from lease liabilities denominated in foreign currency.
(E)	Deferred taxes due to differences between lease assets and lease liabilities throughout lease term.
(F)	Depreciation of right-of-use asset.

April 5, 2019

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Dic-18 As Reported	Adj. (A)	Dic-18 IFRS 16 (A)
Cash and cash equivalents	62,047		62,047
Investments	30,924		30,924
Accounts receivable	28,164		28,164
Inventories	35,686		35,686
Other current assets	20,786		20,786
Total current assets	177,607		177,607
Investments in shares	94,315		94,315
Property, plant and equipment, net	108,602		108,602
Right of use	-	51,220	51,220	(B)
Intangible assets	145,610		145,610
Other assets	50,247	515	50,762	(C)
TOTAL ASSETS	576,381	51,735	628,116

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,436		2,436
Current maturities of long-term debt	11,238		11,238
Interest payable	964		964
Current maturities of leases long-term debt	-	5,860	5,860	(D)
Operating liabilities	86,826		86,826
Total current liabilities	101,464	5,860	107,324
Long-term debt	108,161		108,161
Long-term leases	-	47,056	47,056	(E)
Laboral obligations	4,699		4,699
Other liabilities	26,515		26,515
Total liabilities	240,839	52,916	293,755
Total stockholders’ equity	335,542	(1,181)	334,361	(F)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	576,381	51,735	628,116

(A)	Unaudited consolidated financial information.
(B)	Right-of-use asset related to leases longer than 12 months and underlying asset value greater than US$5,000.
(C)	Deferred taxes due to differences between lease assets and lease liabilities throughout lease term.
(D)	Long term leases maturing within 12 months.
(E)	Net present value of unavoidable future lease payments.
(F)	Recalculation for adjustments related to adoption of IFRS 16, mainly net income.

April 5, 2019

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the three months of:
	1Q 2018			2Q 2018			3Q 2018			4Q 2018
	As Reported (A)	Adj. (B)	IFRS 16 (B)	As Reported (A)	Adj. (B)	IFRS 16 (B)	As Reported	Adj. (B)	IFRS 16 (B)	As Reported	Adj. (B)	IFRS 16 (B)
Total revenues	37,747		37,747	42,387		42,387	43,967		43,967	43,357		43,357
Cost of sales	24,286		24,286	26,279		26,279	26,917		26,917	24,446		24,446	(C)
Gross profit	13,461		13,461	16,108		16,108	17,050		17,050	18,911		18,911	(C)
Administrative expenses	845	(1)	844	885	(2)	884	1,046	(2)	1,044	810	(2)	808	(C)
Selling expenses	10,596	(397)	10,199	11,540	(410)	11,130	12,325	(422)		13,130	(431)	12,699	(C)
Other operating expenses (income), net	65		65	80		80	69		69	63		63
Income from operations	1,956	398	2,354	3,603	411	4,014	3,610	424	4,034	4,908	433	5,341	(C)
Depreciation	1,116	866	1,982	1,144	884	2,028	1,262	904	2,166	1,295	918	2,213	(D)
Amortization & other non-cash charges	112		112	129		129	126		126	154		154
Operative Cash Flow (EBITDA)	3,184	1,265	4,448	4,876	1,295	6,172	4,998	1,328	6,327	6,357	1,351	7,708	(C) (D)
CAPEX	1,476		1,476	2,394		2,394	2,654		2,654	2,917		2,917

	For the twelve months of:
	2018
	As Reported	% of rev.	Adj. (B)	IFRS 16 (B)	% of rev.
Total revenues	167,458	100.0		167,458	100.0
Cost of sales	101,929	60.9		101,929	60.9	(C)
Gross profit	65,529	39.1		65,529	39.1	(C)
Administrative expenses	3,587	2.1	(7)	3,580	2.1	(C)
Selling expenses	47,589	28.4	(1,659)	45,930	27.4	(C)
Other operating expenses (income), net	276	0.2		276	0.2
Income from operations	14,077	8.4	1,667	15,744	9.4	(C)
Depreciation	4,817	2.9	3,572	8,389	5.0	(D)
Amortization & other non-cash charges	521	0.3		521	0.3
Operative Cash Flow (EBITDA)	19,415	11.6	5,239	24,654	14.7	(C) (D)
CAPEX	9,441			9,441

(A)	1Q18 and 2Q18 adjusted to reflect change from Commercial Division to Proximity Division implemented in 3Q18.
(B)	Unaudited financial information.
(C)	Elimination of lease payment expense, partially offset by depreciation of right-of-use asset.
(D)	Depreciation of right-of-use asset.

April 5, 2019

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the three months of:
	1Q 2018			2Q 2018			3Q 2018			4Q 2018
	As Reported	Adj. (A)	IFRS 16 (A)	As Reported	Adj. (A)	IFRS 16 (A)	As Reported	Adj. (A)	IFRS 16 (A)	As Reported	Adj. (A)	IFRS 16 (A)
Total revenues	12,454		12,454	13,380		13,380	12,562		12,562	13,343		13,343
Cost of sales	8,758		8,758	9,287		9,287	8,750		8,750	9,080		9,080	(B)
Gross profit	3,696		3,696	4,093		4,093	3,812		3,812	4,263		4,263	(B)
Administrative expenses	485		485	514		514	514		514	541		541	(B)
Selling expenses	2,910	(49)	2,861	2,923	(50)	2,873	2,732	(52)	2,680	2,992	(53)	2,939	(B)
Other operating expenses (income), net	21		21	22		22	26		26	69		69
Income from operations	280	49	329	634	50	684	540	52	592	661	53	714	(B)
Depreciation	166	424	590	166	430	596	169	436	605	176	442	618	(C)
Amortization & other non-cash charges	85		85	86		86	80		80	76		76
Operative Cash Flow (EBITDA)	531	473	1,004	886	480	1,366	789	488	1,277	913	494	1,407	(B) (C)
CAPEX	351		351	229		229	376		376	206		206

	For the twelve months of:
	2018
	As Reported	% of rev.	Adj. (A)	IFRS 16 (A)	% of rev.
Total revenues	51,739	100.0		51,739	100.0
Cost of sales	35,874	69.3		35,874	69.3	(B)
Gross profit	15,865	30.7		15,865	30.7	(B)
Administrative expenses	2,055	4.0		2,055	4.0	(B)
Selling expenses	11,557	22.3	(204)	11,353	21.9	(B)
Other operating expenses (income), net	138	0.3		138	0.3
Income from operations	2,115	4.1	204	2,319	4.5	(B)
Depreciation	676	1.3	1,732	2,408	4.7	(C)
Amortization & other non-cash charges	329	0.6		329	0.6
Operative Cash Flow (EBITDA)	3,120	6.0	1,936	5,056	9.8	(B) (C)
CAPEX	1,162			1,162

(A)	Unaudited financial information.
(B)	Elimination of lease payment expense, partially offset by depreciation of right-of-use asset.
(C)	Depreciation of right-of-use asset.

April 5, 2019

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the three months of:
	1Q 2018			2Q 2018			3Q 2018			4Q 2018
	As Reported	Adj. (A)	IFRS 16 (A)	As Reported	Adj. (A)	IFRS 16 (A)	As Reported	Adj. (A)	IFRS 16 (A)	As Reported	Adj. (A)	IFRS 16 (A)
Total revenues	10,593		10,593	11,511		11,511	12,196		12,196	12,636		12,636
Cost of sales	9,706		9,706	10,595		10,595	11,136		11,136	11,268		11,268	(B)
Gross profit	887		887	916		916	1,060		1,060	1,368		1,368	(B)
Administrative expenses	52	(0)	52	61	(0)	61	42	(0)	42	87	(0)	87	(B)
Selling expenses	697	(125)	572	771	(131)	640	884	(134)	750	1,173	(141)	1,032	(B)
Other operating expenses (income), net	1		1	2		2	1		1	1		1
Income from operations	137	126	263	82	131	213	133	135	268	107	142	249	(B)
Depreciation	30	148	178	32	154	186	36	157	193	38	163	201	(C)
Amortization & other non-cash charges	7		7	8		8	6		6	7		7
Operative Cash Flow (EBITDA)	174	274	448	122	285	407	175	291	466	152	305	457	(B) (C)
CAPEX	64		64	129		129	123		123	204		204

	For the twelve months of:
	2018
	As Reported	% of rev.	Adj. (A)	IFRS 16 (A)	% of rev.
Total revenues	46,936	100.0		46,936	100.0
Cost of sales	42,705	91.0		42,705	91.0	(B)
Gross profit	4,231	9.0		4,231	9.0	(B)
Administrative expenses	242	0.5	(2)	240	0.5	(B)
Selling expenses	3,526	7.5	(532)	2,994	6.4	(B)
Other operating expenses (income), net	5	0.0		5	0.0
Income from operations	458	1.0	534	992	2.1	(B)
Depreciation	137	0.3	621	758	1.6	(C)
Amortization & other non-cash charges	27	0.1		27	0.1
Operative Cash Flow (EBITDA)	622	1.3	1,155	1,777	3.8	(B) (C)
CAPEX	520			520

(A)	Unaudited financial information.
(B)	Elimination of lease payment expense, partially offset by depreciation of right-of-use asset.
(C)	Depreciation of right-of-use asset.

April 5, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: April, 05, 2019